[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 29, 2015

Via EDGAR and Courier

Ms. Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties
Draft Registration Statement on Form S-11
Submitted December 19, 2014
CIK No. 0001628063

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated January 16, 2015, regarding the Company’s draft registration statement on Form S-11 (the “Draft Registration Statement”) confidentially submitted on December 19, 2014 pursuant to the Jumpstart Our Business Startups Act of 2012. In connection with this letter responding to the Staff’s comments, we are submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). For the Staff’s convenience, five copies of Amendment No. 1 marked by the financial printers to show the revisions have been delivered to your attention.

For the Staff’s convenience, the text of the Staff’s comments is set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company acknowledges the Staff’s comment and will supplementally provide any such graphics or pictorial representations to the Staff prior to any distribution to prospective investors.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment, and the Company will supplementally provide any such written communications presented, published or distributed in the future to the Staff. The Company supplementally advises the Staff that, as of the date of this letter, there has been no written communication which Seritage, or anyone authorized to do so on Seritage’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Cover Page of Prospectus

3.	The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 1.

Prospectus Summary, page 1

The Transaction, page 2

4.	Please disclose the aggregate purchase price of the Acquired Properties and briefly describe how such price was determined. Alternatively, if the cash proceeds you refer to on page 10 constitute the aggregate purchase price, please revise your disclosure to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1. The Company supplementally advises the Staff that the aggregate purchase price is still undetermined, since the third-party appraisal process is ongoing. Once the aggregate purchase price for the Acquired Properties has been finalized, the Company will update the disclosure to reflect this information in a subsequent amendment to the Draft Registration Statement.

Questions and Answers about the Company and the Rights Offering, page 5

What is Seritage Growth?, page 5

5.	We note your statement on page 6 that Sears Holdings will not have any ownership in you after the closing of the rights offering. According to Sears Holdings’ definitive proxy statement filed on March 9, 2014, ESL Investments and its affiliates, including Mr. Lampert, beneficially own 48.5% of the common stock of Sears Holdings. These parties will also receive subscription rights as discussed under the heading “What is the Private Placement?” on page 6 and in risk factor disclosure on pages 40 – 41. Thus, it appears that you and Sears Holdings may be under common control post-transaction. Please revise accordingly to clarify or advise.

Response: The Company assessed whether it will be under common control with Sears Holdings following the Transaction in accordance with ASC 805-10. The Company determined that because ESL Investments and its affiliates, including Mr. Lampert, do not control Sears Holdings presently and will not control the Company following the Transaction, common control does not exist. As might be expected in a rights offering, there will be a high degree of common ownership in Sears Holdings just prior to the Transaction and in the Company following the Transaction. In addition, no individual shareholder or entity (an “acquirer”) will be gaining control of the Company. Given the high degree of common ownership and the lack of an acquirer or change of control, the Company will account for the Transaction at historical cost. See further analysis in the response to comment 9 below.

What is the Private Placement?, page 6

6.	Please tell us on a supplemental basis the exemption from registration upon which you intend to rely for the private placement.

Response: The Company supplementally advises the Staff that the private placement of Operating Partnership units will be conducted in accordance with Section 4(a)(2) of the Securities Act of 1933.

How do I exercise my subscription rights if I am a registered holder of Sears Holdings Common Stock?, page 13

7.	Please revise to briefly identify the instances in which a shareholder may be required to provide additional documentation or signature guarantees to exercise the rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1.

Use of Proceeds, page 54

8.	Please disclose the amount of funds expected from the other sources identified or advise. Refer to Instruction 3 to Item 504 of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1. The Company supplementally advises the Staff that the Company is still in the process of determining the aggregate purchase price for the Acquired Properties and, therefore, the expected proceeds from the Private Placement and the Financing are also still in the process of being determined. The Company will update its disclosure in a subsequent amendment to the Draft Registration Statement in order to clarify the amount of funds expected from these other sources.

Unaudited Pro Forma Consolidated Financial Data, page 58

9.	Please revise your filing to disclose your basis for recording the real estate assets to be acquired at their historical carrying values. If you determined this transaction was a spinoff, please disclose that determination within your filing. Please also include this disclosure within your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company determined that this transaction is a rights offering by Sears Holdings to existing Sears Holdings shareholders. The Acquired Properties will be recorded by the Company at the historical cost of Sears Holdings because there will be a high degree of common ownership between the Company and Sears Holdings upon completion of the Transaction, and because a change in control of the Acquired Properties is not expected to occur upon completion of the Transaction.

In reaching this conclusion, the Company first considered the guidance in FASB Accounting Standards Update No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting, which became effective on November 18, 2014. Even if the Transaction were to qualify for pushdown accounting, we would not be required to apply pushdown since that guidance is elective (ASC 805-50-25-4). However, we believe that the Transaction is not eligible for pushdown accounting because there is no acquirer that will gain control of the Company. The relevant guidance in ASC 805-50 is as follows (emphasis added):

25-4 An acquiree shall have the option to apply pushdown accounting in its separate financial statements when an acquirer—an entity or individual—obtains control of the acquiree. An acquirer might obtain control of an acquiree in a variety of ways, including any of the following:

[Omitted]

25-5 The guidance in the General Subsections of Subtopic 810-10 on consolidation, related to determining the existence of a controlling financial interest shall be used to identify the acquirer. [Remainder of paragraph omitted]

ASC 805-50-20 defines an acquirer as follows:

The entity that obtains control of the acquiree. However, in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer.

In the Transaction, the Acquired Properties being transferred to the Company are not being merged or combined with another business. Rather, the Transaction is just a change in ownership of the Acquired Properties. Unlike a spinoff, the shareholders of the Company will not be identical to those of Sears Holdings because some shareholders of Sears Holdings will sell rather than exercise the rights. As a result, some existing shareholders in Sears Holdings will have a smaller or larger ownership percentage in the Company, and there will be new shareholders in the Company that did not have an ownership interest in Sears Holdings. Even so, the Company expects that upon execution of the Transaction, there will be a high degree of common ownership between the two companies. Although there will be some changes in ownership, there will not be “an entity or individual,” including ESL Investments and its affiliates, that gains control of the Company as a result of the Transaction. There is no acquirer that gains control of the Company, whose accounting basis could then be pushed down to the Company.

The rights offering is similar but not identical to a spinoff. In a spinoff, all shareholders of the spinnor receive the same proportional interest in the spinnee as they held in the spinnor. Spinoff transactions do not result in a change in accounting basis because there is no acquirer that gains control of the spinnee, and because there is effectively no change in indirect ownership of the spinnee. Although the Transaction does not result in identical ownership interests like a spinoff, neither the Transaction nor a spinoff has an acquirer. Hence, we believe both transactions should be accounted for in a similar manner, with no change in accounting basis. An analogous transaction that results in a change in ownership but no acquirer, and hence no change in accounting basis, is a parent company that sells the majority of a subsidiary to the public. While the parent loses control and the shareholders of the subsidiary change, there is no acquirer that gains control of the subsidiary, and hence no purchase accounting. We believe that the variety of transactions that result in a change in ownership among a diffuse public and that do not result in an individual or entity gaining control, do not result in a change in accounting basis.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59, 62 and 66 of Amendment No. 1.

Unaudited Pro Forma Consolidated Statements of Operations, page 60

10.	We note your adjustment (ff) and that you expect to have an adjustment for acquisition related expenses. Please tell us how you determined it was appropriate to include an adjustment for such expenses. Within your response, please tell us how you determined these expenses are expected to have a continuing impact on the registrant. Please refer to Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of Amendment No. 1. The Company will remove the adjustment for acquisition related expenses as such expenses, to the extent incurred, are not expected to have a continuing impact on the Company.

11.	Please tell us how you determined it was not necessary to include a pro forma adjustment for Net income attributable to noncontrolling interest in Operating Partnership.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 63 of Amendment No. 1 to include an adjustment for Net income attributable to noncontrolling interest in Operating Partnership.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

2. Adjustments to the Pro Forma Condensed Consolidated Income Statements, page 62

12.	We note your adjustment (bb). Please disclose the difference between the pro forma rental revenue recorded and the amount of lease payments due in the first lease year.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1.

13.	We note your adjustment (cc). Please tell us how you determined this income is factually supportable. Please refer to Rule 11-02 of Regulation S-X. In addition, please disclose how you estimated the amount of the adjustment.

Response: The Company advises the Staff that tenant reimbursement income consists of rental expense recoveries and will be determined based on the anticipated terms of the Master Lease, a triple net lease, with Sears Holdings. Such recoveries will be estimated based on the historical expenses incurred by Sears Holdings as the real estate owner, and a determination of whether those expenses are reimbursable pursuant to the anticipated terms of the Master Lease.

This adjustment will become factually supportable pursuant to Rule 11-02 of Regulation S-X when the Master Lease becomes effective in conjunction with the effectiveness of this offering. In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1.

14.	We note your adjustment (ff). Please tell us how you determined these expenses are factually supportable. Please refer to Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61 and 63.

This adjustment will become factually supportable pursuant to Rule 11-02 of Regulation S-X when the Master Lease becomes effective in conjunction with the effectiveness of this offering.

15.	Please revise your filing to disclose where you have reflected the ground lease expense within your Pro Forma adjustments.

Response: The Company advises the Staff that ground lease expense will be included in Property operating expenses within the Pro Forma Consolidated Statement of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

16.	We note that the majority of your properties will be subject to a Master Lease (or leases) with Sears Holdings and that the lease(s) will be triple net. Please discuss in more detail how management intends to monitor the credit quality of Sears Holdings and its subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

Results of Operations, page 66

17.	Please revise your filing to include amounts for your expected revenue and range of general and administrative expenses, property operating expenses and depreciation and amortization expense for the properties to be leased.

Response: The Company advises the Staff that in a subsequent amendment to the Draft Registration Statement, the Company plans to include amounts for our expected revenue and range of general and administrative expenses, property operating expenses and depreciation and amortization expense for the properties to be leased.

Liquidity and Capital Resources, page 67

Capital Expenditures, page 67

18.	You disclose that you anticipate incurring capital expenditures in connection with the properties and that capital expenditures are the responsibility of the tenant. Please revise your filing to clarify if you expect your capital expenditures to be reimbursed based on the terms of the lease, or if these capital expenditures are separate from the capital expenditures that are the tenant’s responsibility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 1. The Company will update the anticipated amount of capital expenditures and the nature of such redevelopment activities, as applicable, in a subsequent amendment to the Draft Registration Statement once agreements made pursuant to the Transaction have been finalized.

Contractual Obligations and Commitments, page 67

19.	On page 71, you disclose that you will assume certain obligations related to Third-Party Leases. Please tell us how you determined it was not necessary to include any of these obligations in your pro forma contractual obligations table.

Response: The Company advises the Staff that it will update the contractual obligations table, as applicable, in a subsequent amendment to the Draft Registration Statement once agreements made pursuant to the Transaction have been finalized.

Application of Critical Accounting Policies and Estimates, page 67

Revenue Recognition, page 67

20.	You disclose that Sears Holdings has certain rights to terminate the master lease. You also disclose that you have the ability to recapture space. Please tell us and revise your filing to disclose how you considered the termination rights and recapture rights in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company advises the Staff that it will disclose how it considered the termination rights and recapture rights in its determination of the lease term in a subsequent amendment to the Draft Registration Statement, when the terms of the Master Lease are finalized. The Company will apply the accounting guidance in ASC 840-20 to determine the lease term.

The Master Lease, page 81

21.	Please clarify when the rent rates from the Acquired Properties are expected to be determined.

Response: The Company advises the Staff that the rent rates for the Acquired Properties will be based on appraisal work completed by third parties, which is currently ongoing. The Company will provide such information in a subsequent amendment to the Draft Registration Statement when such appraisal work is completed.

Certain Relationships and Related Transactions, page 98

22.	Please revise to provide a brief discussion of the material terms of the agreements discussed in this section, such as the Purchase and Sale Agreement, the Subscription and Distribution Agreement and the Services Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1.

PropCo’s Recapture Rights

23.	Please disclose which properties are subject to each recapture right and how such properties were selected. Please also revise your disclosure to clarify if the “50 Acquired Properties during any lease year” limit applies to both recapture rights described in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of Amendment No. 1.

Principal Shareholders, page 105

24.	For each entity disclosed, please identify the natural person with voting and dispositive power or advise.

Response: The Company supplementally advises the Staff that the table of principal shareholders identifies a natural person in all cases other than for Force Capital Management, LLC. Force Capital Management, LLC is an unaffiliated third party, and the information disclosed with respect thereto has been derived from a Schedule 13G that does not disclose a natural person with voting and dispositive power over the shares listed. The Company, therefore, is unable to determine the natural person, if any, with voting and dispositive power over the shares listed. Because Item 403 of Regulation S-K, as incorporated into Item 20 of Form S-11, does not require disclosure of the natural person with such voting or dispositive power, the Company has not taken any steps to determine this information other than the review of the Schedule 13Ds and Schedule 13Gs.

Conditions, Withdrawal and Cancellation, page 127

25.	We note your statement on page 128 that if the subscription rights offering is cancelled, Sears Holdings will issue a press release notifying shareholders of the cancellation. Please revise to clarify in what time frame Sears Holdings intends to issue a press release announcing a cancellation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 1.

Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-3

26.	On page 71, you disclose that you will assume certain obligations related to Third-Party Leases. Please tell us if any of these obligations are a liability of Sears Holdings that you will assume, and tell us how you made that determination.

Response: The Company advises the Staff that it will update these disclosures, as applicable, in a subsequent amendment to the Draft Registration Statement when agreements made pursuant to the Transaction are finalized. The Company supplementally notes that it will not assume any obligations that are liabilities of Sears Holdings which first arise and are to be performed under the Third-Party Leases prior to the closing of the Transaction. The Acquired Properties do not have underlying mortgages (except in the case of any ground leases where there may be a mortgage on the fee owned by the prime landlord, which is not the responsibility of the tenant) and, therefore, the Company will not assume any mortgages in connection with the Transaction.

Notes to Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-4

Note 4 – Below-Market Ground Leases, page F-6

27.	Please tell us how you determined it was not necessary to provide a schedule detailing the future minimum rental payments for your ground leases, in the aggregate and for each of the five succeeding fiscal years. Please refer to paragraph 2 of ASC 840-20-50.

Response: The Company did not provide a schedule detailing the future minimum rental payments for the Company’s ground leases, in the aggregate and for each of the five succeeding fiscal years because the Company determined that the ground leases were not significant as the Acquired Properties included 262 locations, of which seven locations were subject to ground leases. In addition, the average annual rent expense for the ground leases is approximately $0.5 million, and the gross leasable area for the ground leases is less than 5% of the total gross leasable area for the Acquired Properties. The Company will consider providing this disclosure in future filings to the extent that ground leases become more significant.

Seritage Growth Properties Balance Sheet, page F-8

Notes to Balance Sheet, page F-9

Note 2 – Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-9

28.	Please revise your filing to disclose the total amount of offering costs and organization cost incurred to date and the estimate of the total costs you expect to reimburse.

Response: The Company advises the Staff that the Company will disclose the total amount of offering costs and organization costs incurred to date and the estimate of the total costs the Company expects to reimburse in a subsequent amendment to the Draft Registration Statement once agreements made pursuant to the Transaction have been finalized.

Part II – Information Not Required In Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

29.	Please confirm that you intend to disclose the private placement involving 10% stockholders that you discuss throughout your prospectus in this section prior to effectiveness.

Response: The Company acknowledges the Staff’s comment, and the Company will disclose any unregistered securities sold prior to effectiveness as part of the Private Placement in a subsequent amendment to the Draft Registration Statement.

Exhibits

30.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response: The Company advises the Staff that it intends to file forms of agreements only for such agreements that will be entered into at the time of the launch of the rights offering or at the time of the closing of the rights offering and which, therefore, would not be executed until at or following the effectiveness of the Draft Registration Statement.

31.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be submitted as EDGAR correspondence.

Response: The Company acknowledges the Staff’s comment and will file required exhibits as promptly as possible as they are completed. Draft copies of the legal and tax opinions listed as exhibits to the Draft Registration Statement have been enclosed for review by the Staff.

*        *        *         *        *        *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

Robin Panovka

Enclosures

cc:	Robert A. Riecker, Seritage Growth Properties

[LETTERHEAD OF VENABLE LLP]

DRAFT

                     , 2015

Seritage Growth Properties

3333 Beverly Road

Hoffman Estates, Illinois 60179

Re:	Registration Statement on Form S-11 (File No. 333-[•])

Ladies and Gentlemen:

We have served as Maryland counsel to Seritage Growth Properties, a Maryland real estate investment trust (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of (a) up to [            ] common shares (the “Shares”) of beneficial interest, par value $0.01 per share (“Common Shares”), of the Company and (b) up to [            ] transferable subscription rights (the “Rights”) of the Company distributed to the stockholders of Sears Holdings Corporation, a Delaware corporation, to purchase the Shares, each covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act;

2. The Declaration of Trust of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Declaration of Trust”), certified as of the date hereof by an officer of the Company;

4. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Seritage Growth Properties

                     , 2015

6. Resolutions adopted by the Board of Trustees of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares and the Rights (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The issuance, and certain terms, of the Shares and the Rights to be issued by the Company will be authorized and approved by the Board, or a duly authorized committee thereof, in accordance with the Resolutions and Maryland law, and the Declaration of Trust will be filed with and accepted for record by the SDAT prior to the issuance of any Shares (the “Trust Proceedings”).

Seritage Growth Properties

                     , 2015

6. Upon the issuance of any Shares, including Shares which may be issued upon conversion or exercise of the Rights, the total number of Common Shares issued and outstanding will not exceed the total number of Common Shares that the Company is then authorized to issue under the Declaration of Trust.

7. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Declaration of Trust.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. Upon the completion of all Trust Proceedings relating to the Shares, the issuance of the Shares will be duly authorized and, when issued and paid for upon exercise of the Rights pursuant to the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

3. Upon the completion of all Trust Proceedings relating to the Rights, the issuance of the Rights will be duly authorized.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Seritage Growth Properties

                     , 2015

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

[DRAFT]

[Letterhead of Wachtell, Lipton, Rosen & Katz]

[—], 2015

Seritage Growth Properties

3333 Beverly Road

Hoffman Estates, Illinois 60179

Ladies and Gentlemen:

We have acted as special counsel to Seritage Growth Properties, a Maryland real estate investment trust (“Seritage Growth”), in connection with (i) the planned distribution by Sears Holdings Corporation, a Delaware corporation (“SHC”), to certain holders of SHC common stock transferable subscription rights to purchase common shares of beneficial interest, par value $0.01 per share, of Seritage Growth (“Seritage Growth Common Stock” and the transaction described in this clause (i), the “Rights Offering”) pursuant to [—], dated as of [—], 2015 (the “Agreement”), by and between Seritage Growth and SHC, (ii) the registration of Seritage Growth Common Stock pursuant to the Registration Statement on Form S-11 (as amended or supplemented through the date hereof, the “Registration Statement”) of Seritage Growth, including the prospectus forming a part thereof, (iii) the purchase by Seritage Growth Properties, L.P., a Delaware limited partnership of which Seritage Growth is the general partner (the “Operating Partnership”), of [262] real estate properties (the “Purchased Properties”) owned by SHC and/or its subsidiaries pursuant to [—], dated as of [—], 2015 (the “Purchase Agreement”), by and between the Operating Partnership and SHC, and (iv) the lease back of the Purchased Properties or certain space therein to certain subsidiaries of SHC pursuant to one or more master lease agreements (collectively, the “Master Lease” and, collectively, clauses (i) through (iv), the “Transaction”). At your request, we are rendering our opinion concerning certain United States federal income tax matters related to Seritage Growth’s qualification for U.S. federal income tax purposes as a real estate investment trust (a “REIT”).

In providing our opinion, we have examined (i) the Agreement, (ii) the Purchase Agreement, (iii) the Master Lease, (iv) the opinion of counsel provided to Seritage Growth regarding qualification of the Master Lease as a true lease for U.S. federal income tax purposes (the “True Lease Opinion”), (v) the other documents executed by Seritage Growth, SHC or their applicable affiliates or subsidiaries in connection with the Transaction (collectively, with the Agreement, the Purchase Agreement, and the Master Lease, and the True Lease Opinion, the “Transaction Documents”), (vi) the Registration Statement, (vii) the representation letter of Seritage Growth, dated as of the date hereof and delivered to us for purposes of this opinion (the “Representation Letter”), (viii) the [Declaration of Trust] of Seritage Growth, (ix) the [Bylaws] of Seritage Growth, (x) the [Certificate of Limited Partnership] of the Operating Partnership, (xi) the [Agreement of Limited Partnership] of the Operating Partnership, and (xii) such other documents, records and papers as we have deemed necessary or appropriate in order to give the opinions set forth herein.

Seritage Growth Properties

[—], 2015

In addition to the assumptions set forth in the Seritage Growth Representation Letter, we have assumed, also with your consent, that: (i) all documents submitted to us as originals are authentic, all documents submitted to us as copies conform to the original documents and all relevant documents have been or will be duly and validly executed in the form presented to us, (ii) the Transaction has been or will be consummated in accordance with the provisions of the Agreement and the other Transaction Documents and as described in the Registration Statement (and no covenants or conditions described therein and affecting this opinion will be waived or modified), (iii) the statements concerning the Transaction and the parties thereto set forth in the Agreement, the other Transaction Documents, and the Registration Statement are true, complete and correct and the Registration Statement is true, complete and correct, (iv) the statements and representations (which statements and representations we have neither investigated nor verified) made by Seritage Growth in the Representation Letter is true, complete and correct, (v) any such statements and representations made in the Representation Letter that are qualified by the knowledge or belief of any person, or materiality or with comparable qualification are and will be true, complete, and correct as if made without such qualification, (vi) Seritage Growth, the Operating Partnership, SHC, and their respective subsidiaries will treat the Transaction and certain related transactions for United States federal income tax purposes in a manner consistent with the opinions set forth below, (vii) all applicable reporting requirements have been or will be satisfied, and (viii) no action will be taken by Seritage Growth, the Operating Partnership or any of their respective subsidiaries after the date hereof that would have the effect of altering facts upon which the opinions set forth below are based. If any of the above described assumptions is untrue for any reason, or if the Transaction is consummated in a manner that is different from the manner described in the Agreement or the other Transaction Documents or the Registration Statement, our opinion as expressed below may be adversely affected. We have not made an independent investigation of all of the facts, statements, representations and covenants set forth in the Representation Letter, the Registration Statement, or in any other document. In addition, we note that Seritage Growth and the Operating Partnership may engage in transactions in connection with which we have not provided tax advice and have not reviewed, and of which we may be unaware.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, under currently applicable United States federal income tax law, Seritage Growth has been organized in conformity with the requirements for qualification as a REIT for United States federal income tax purposes, and Seritage Growth’s proposed method of operation, as represented by the officers and representatives of Seritage Growth, will enable Seritage Growth to satisfy the requirements for such qualification for the taxable year of Seritage Growth ending December 31, 2015.

This opinion represents our conclusion as to the application of U.S. federal income tax laws existing as of the date hereof, and we can give no assurance that subsequent legislative enactments, administrative changes or court decisions will not modify or supersede our opinion. An opinion of counsel merely represents counsel’s judgment with respect to the

Seritage Growth Properties

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probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the Service, or that a court considering the issues would not hold contrary to such opinion. Moreover, Seritage Growth’s qualification and taxation as a REIT will depend on its ability to meet, on a continuing basis, through actual operating results, asset composition, income, distribution, and diversity of share ownership and various qualification tests imposed under the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and we will not review compliance with these tests on a continuing basis. Accordingly, no assurance can be given that the Seritage Growth’s actual results will satisfy such tests.

We express no opinion on any issue or matter relating to the tax consequences of the transactions contemplated by the Agreement, the other Transaction Documents, or the Registration Statement, other than the opinion set forth above. Our opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements and administrative determinations of the Service, and case law, any of which may be changed at any time with retroactive effect. This opinion is rendered as of the date hereof and any change in applicable laws or the facts and circumstances surrounding the Transaction and certain related transactions, any transactions occurring after the Rights Offering or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform Seritage Growth of any such change or inaccuracy that may occur or come to our attention.

We are furnishing this opinion solely to Seritage Growth in connection with the Transaction. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

Very truly yours,

[DRAFT]